Katherine R. Kelly Vice President & Assistant General Counsel

345 Park Avenue Tel 212-546-4852	New York, NY 10154-0037 Fax 212-605-9475
katherine.kelly@bms.com

July 29, 2011

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bristol-Myers Squibb Company Form 10-K for the Year Ended December 31, 2010 Filed February 18, 2011 File No. 1-1136

Dear Mr. Rosenberg:

This letter responds to the additional oral comment received from Ms. Sasha Parikh, Staff Accountant, on June 30, 2011 responding to Bristol-Myers Squibb Company’s response letter dated June 1, 2011. For your convenience, we have included a summary of the oral comment below and follow with our response.

Notes to Consolidated Financial Statements

Note 26. Legal Proceedings and Contingencies, page 122

Comment: For those matters for which you are unable to provide an estimated range of potential loss, please supplementally provide an explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure.

We have robust processes in place to assess and monitor our litigation contingencies, including determining for each matter whether we can estimate a range of potential loss. Supplementing our general quarterly disclosure controls and procedures, which include, among other things, frequent calls led by the controller’s group to review and monitor open accounting items and disclosure committee meetings at which significant litigation developments are reviewed and discussed, we have a series of quarterly litigation-specific meetings and teleconferences that focus on the accounting and disclosure considerations of litigation developments, in particular whether for any matter an estimated loss has become probable and reasonably estimable and, if not, whether a range of potential loss can be reasonably estimated in accordance with FASB Accounting Standards Codification Topic 450, Contingencies (“ASC 450”) (formerly FASB Statement No. 5, Accounting for Contingencies). Towards the end of each quarter, our accounting team responsible for corporate financial reporting and litigation reserves have multiple teleconferences, each dedicated to a specific matter-type such as products liability or environmental, with the responsible lawyers for those types of matters. At the end of each quarter, we have a regular quarterly internal litigation conference call among our general counsel, in-house litigation counsel, in-house securities and disclosure counsel, controller, assistant controller and accounting team, and during the quarter-close process, we also have a teleconference with the same internal group and our independent registered public accounting firm. Throughout the quarter, we have frequent communication between the legal and accounting functions and if any significant development occurs or is expected to occur in any of our litigation matters, our litigation group promptly informs the appropriate individuals in legal and accounting and, if necessary, convenes an ad hoc call with the same individuals that participate on the regular quarterly litigation conference call.

Mr. Jim B. Rosenberg	Page 2

At each stage in the process, we consider the accounting and disclosure implications of any developments in our litigation matters and whether the possibility of loss is probable, reasonably possible or remote. For those matters in which the possible loss are not both probable and reasonably estimable, we assess whether we can reasonably estimate a range of potential loss. For purposes of determining this, we consider a number of factors. These factors include, but are not limited to: the type of claims involved in the litigation matter, the status of the case including its procedural posture and how quickly it is progressing, our litigation attorney’s counsel with respect to the underlying merits of the claims, whether there have been any negotiations or settlement offers between the parties in the matter, whether there are any precedents or other relevant historical experience, and any other unique facts or circumstances that might be probative. This assessment is then re-evaluated whenever a significant development occurs and also at the end of each quarter and we revise and update the litigation disclosure in our Form 10-Ks and Form 10-Qs accordingly.

We believe these litigation-specific processes ensure that we receive and review the information necessary to make appropriate judgments each quarter regarding the accounting and disclosure of our litigation contingencies in accordance with ASC 450.

In connection with this response, BMS acknowledges that (i) BMS is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) BMS may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions with respect to this letter, please contact the undersigned at (212) 546-4852.

Sincerely,

/s/ Katherine R. Kelly

Katherine R. Kelly Vice President & Assistant General Counsel

cc:	Michael Grobstein, Chair of the Audit Committee, Bristol-Myers Squibb Company
Lamberto Andreotti, Chief Executive Officer, Bristol-Myers Squibb Company
Charles Bancroft, Chief Financial Officer, Bristol-Myers Squibb Company
Sandra Leung, General Counsel and Secretary, Bristol-Myers Squibb Company